August 5, 2025

Allen Davidoff
President and Chief Executive Officer
XORTX Therapeutics Inc.
3710   33rd Street NW
Calgary, Alberta, Canada T2L 2M1

       Re: XORTX Therapeutics Inc.
           Draft Registration Statement on Form F-1
           Submitted on July 30, 2025
           CIK No. 0001729214
Dear Allen Davidoff:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Thomas M. Rose